

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2026

Michael K. Handley
Chief Executive Officer
Tivic Health Systems, Inc.
1305 E. Houston Street, Building 1, Suite 311
San Antonio, TX 78205

      Re: Tivic Health Systems, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 6, 2026
           CIK No. 0001787740

Dear Michael K. Handley:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Conlon Danberg at 202-551-4466 with any questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Industrial Applications and Services

cc: Christopher L. Tinen, Esq.